EXHIBIT 4.5

HYPERLIQUID STRATEGIES INC

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the terms of the capital stock of Hyperliquid Strategies Inc (the “Company”) is not meant to be complete and is qualified in its entirety by reference to the amended and restated articles of incorporation (the “Company Charter”) and the amended and restated bylaws of the Company (the “Company Bylaws”) and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”).

General

The Company Charter provides that the total authorized shares of capital stock of the Company consists of 2,100,000,000 shares, divided into two classes, one class consisting of 2,000,000,000 shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) and the second class consisting of 100,000,000 shares, par value $0.01 per share, of preferred stock.

As of the date hereof, the Company has authorized and issued 166,173 shares of the Company Series A preferred stock, par value $0.01 per share (the “Company Series A Preferred Stock”) initially convertible into an aggregate of 26,587,647 shares of the Company Common Stock (subject to certain blocker provisions).

Common Stock

Under the Company Charter, the holders of the Company Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote. the Company Charter also provides, however, that notwithstanding the foregoing, the holders of the Company Common Stock are not entitled to vote on any amendment to the Company Charter that relates solely to the terms of any outstanding series of the Company preferred stock if the holders of such series are entitled, separately or together with the holders of another series, to vote thereon pursuant to the Company Charter.

Subject to the preferential rights of the holders of any series of preferred stock, holders of the Company Common Stock will be entitled to receive dividends when and as declared by the board of directors (the “Company Board”) out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of the Company.

Preferred Stock

Pursuant to a certificate of designation filed by the Company with the Secretary of State of the State of Delaware on December 2, 2025 (the “Certificate of Designation”), the Company designated up to 200,000 shares of the Company preferred stock as the Company Series A Preferred Stock, with each share of the Company Series A Preferred Stock having a stated value equal to $1,000 (the “Stated Value”). Each share of the Company Series A Preferred Stock will be convertible, at the option of the holder, into that number of shares of the Company Common Stock determined by dividing the Stated Value by $6.25 (the “Conversion Price”). The Conversion Price may be adjusted pursuant to the Certificate of Designation for stock dividends and stock splits, subsequent rights offerings, pro rata distributions of dividends or the occurrence of certain fundamental transaction described in the Certificate of Designation. A holder of the Company Series A Preferred Stock will not have the right to convert any portion of its Company Series A Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of

4.99% (or, at the election of the holder, 9.99%) of the number of shares of the Company Common Stock outstanding immediately after giving effect to such conversion.

The shares of the Company Series A Preferred Stock are not redeemable by the Company and not entitled to receive dividends, except that if dividends are paid on the Company Common Stock then the Company would be required to pay a dividend on the Company Series A Preferred Stock on a pro rata basis with the Company Common Stock determined on an as-converted basis. The Company Series A Preferred Stock has no voting rights, except as required by the Company Charter, applicable law and with respect to any vote to approve a fundamental transaction (in which case each holder of the Company Series A Preferred Stock would be entitled to a number of votes equal to the number of whole shares of the Company Common Stock into which such holder’s shares of the Company Series A Preferred Stock were convertible).

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the then holders of the Company Series A Preferred Stock would be entitled to participate with the holders of the Company Common Stock then outstanding, pro rata as a single class on an as-converted basis.

The Company Board is authorized by the Company Charter without stockholder approval, to create and issue one or more additional series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company Common Stock. The issuance of one or more additional series of preferred stock could have the effect of restricting dividends on the Company Common Stock, diluting the voting power of the Company Common Stock, diluting the liquidation rights of the Company Common Stock, or delaying or preventing a change in control of the Company, all without further action by the Company stockholders.

Advisor Warrants

Pursuant to a certain form of warrant, the Company issued certain warrants (the “Advisor Warrants”) Rorschach Advisors LLC, a Delaware limited liability company (the “Advisor”) on December 2, 2025, exercisable to purchase up to an aggregate of 27,394,800 shares of Company Common Stock (the “Advisor Warrant Shares”). The Advisor Warrants are exercisable for five years from December 2, 2025, at an exercise price equal to (i) for one-third of the Advisor Warrants, $9.375, (ii) for one-third of the Advisor Warrants, $12.50 and (iii) for one-third of the Advisor Warrants, $18.75.

In addition, the Advisor Warrants may be exercised on a cashless basis, at the election of the holders thereof in lieu of delivery of the exercise price. In such instances, the holder shall be entitled to receive that number of Advisor Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date on which holder elects to exercise the Advisor Warrant by means of a “cashless exercise”;

(B) = the applicable exercise price, as adjusted; and

(X) = the number of Advisor Warrant Shares that would be issuable upon exercise of the Advisor Warrant in accordance with the terms of the Advisor Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If the Advisor Warrant Shares are issued in such a cashless exercise, in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Advisor Warrant Shares being issued may be tacked on to the holding period of the Advisor Warrant.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) the daily volume weighted average price of the Company Common Stock for such date (or the nearest preceding date) on the trading market of the Company on which the Company Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a trading market, the volume weighted average price of the Company Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Company Common

Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Company Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Company Common Stock so reported, or (d) in all other cases, the fair market value of a share of the Company Common Stock as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Certain Anti-Takeover Provisions of Delaware Law and the Company Charter and the Company Bylaws

Certain provisions of the DGCL and the Company Charter and the Company Bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company Board. the Company believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Company Board to maximize stockholder value.

Provisions of the DGCL

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (which generally is defined to include any person that owns 15% or more of a corporation’s voting stock) for a period of three years following the date on which the person became an “interested stockholder” unless:

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prior to the date the person becomes an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by consent in lieu of a meeting, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting stock.

The Company Charter and the Company Bylaws Provisions

The Company Charter and the Company Bylaws (together with the Company Charter, the “Company Organization Documents”) include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Company, including the following:

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Special Meetings of Stockholders. The Company Organizational Documents provide that special meetings of the Company stockholders may be called only by, the chairman of the board, the chief executive officer and the directors entitled to cast a majority of the votes of the Company Board.

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Stockholder Advance Notice Procedures. The Company Organizational Documents provide that stockholders seeking to present proposals before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders or a special meeting of stockholders at which directors will be elected must provide timely notice in writing and also comply with the specific requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before an annual meeting of the Company stockholders or from making nominations for directors at an annual meeting of stockholders or a special meeting of stockholders at which directors will be elected, which could delay or deter takeover attempts or changes in the Company Board.

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Exclusive Forum. The Company Organizational Documents provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, (iv) any action asserting a claim, including a claim in the right of the Company, as to which the DGCL confers jurisdiction upon the Court of Chancery or (v) any action asserting a claim governed by the internal affairs doctrine; provided, however, in the event that the Court of Chancery lacks jurisdiction over such action, the sole and exclusive forum for such action will be another state or federal court located within the State of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties.

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No Action by Consent in Lieu of a Meeting. The Company Charter provides that any action required or permitted to be taken by the Company stockholders at a meeting must be effected at a duly constituted annual or special meetings of the stockholders and not by consent in lieu of a meeting.

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Undesignated Preferred Stock. Because the Company Board has the authority under the Company Charter to create and issue one or more additional series of preferred stock and thereby to establish the preferences and rights of the shares of each such series of preferred stock, it may afford holders of any additional series of preferred stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of the Company Common Stock, which could adversely affect the holders of the Company Common Stock and could discourage a takeover of the Company even if a change of control of the Company would be beneficial to the interests of the Company stockholders.

These and other provisions contained in the Company Charter and the Company Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the Company Common Stock is Continental Stock Transfer & Trust Company.

Nasdaq Listing

The Company Common Stock is traded on the Nasdaq Stock Market, LLC under the symbol “PURR.”